March 20, 2006

Mr. James K. Newman
President and Chief Executive Officer
HORIZON HEALTH CORPORATION
1500 Waters Ridge Drive
Lewisville, TX 75057-6011

Re: HORIZON HEALTH CORPORATION
Form 10-K for the Fiscal Year Ended August 31, 2005
Filed November 14, 2005
File No. 001-13626

Dear Mr. Newman:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

Critical Accounting Policies and Estimates, page 59

Allowances for Doubtful Accounts, page 60

1.   Please provide to us the following, in disclosure-type format, so that we may better understand the nature and impact of this estimate on your operations:

- Disclose the steps you take in collecting accounts receivable. Disclose your policy with respect to determining when a receivable is recorded as a bad debt and when a write off is recorded. Clarify the threshold i.e. amount and age for account balance write-offs.
- Disclose the day's sales outstanding for each period presented. Disclose the reasons for significant changes from the prior period.
- Disclose in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management's own reporting criteria, i.e. unbilled, less than 30 days, 30 to 60 days etc. or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification, i.e. Contract management, Medicare, Medicaid, Managed care and other, and Self-pay. We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.
- Quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts from the various payors as of the latest balance sheet date could have on financial position and operations.
- Explain in greater detail why as discussed on page 51 under the heading "Provision for Doubtful Accounts" the acquisitions in your hospital services group had such a significant impact on this balance.

Allowance for Contractual Discounts, page 60

2.   For each period presented, please quantify and disclose the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2005, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2004 and the amount of the new estimate or settlement amount that was recorded during 2005.

Consolidated Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

3.   Please explain to us why you did not reclassify the assets and liabilities of your discontinued operation separately as held for sale on the face of the balance sheet for the period ended August 31, 2005. Also explain to us in greater detail what assets and liabilities you retained after the sale including a discussion of the impact that this retention had on your decision to classify these operations as discontinued. Refer to paragraph 49 of SFAS 144.

Consolidated Statements of Changes in Stockholders' Equity, page F-6

4.   Please explain to us how the issuance of your treasury shares in connection with the stock split affected as a 100% stock dividend resulted in removing an amount in excess of the historical costs of these treasury shares from that balance. It is unclear why this transaction resulted in a credit position for an account that typically has a debit position.

Notes to Consolidated Financial Statements, page F-9

14. Commitments and Contingencies, page F-30

Legal Proceedings, page F-31

5.   Please provide to us, in disclosure-type format, a revised discussion of the actual dollar amounts being sought in these various lawsuits such as the alleged amounts of over billing identified. If the amount is not stated or determinable, include a statement of that fact and a discussion of why it is not determinable.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Keira Ino, Staff Accountant, at (202) 551-3659 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant